Exhibit 99.1
News Release
July 23, 2010
TELUS closes debt offering
C$1 billion 5.05% 10-year Notes
Vancouver, B.C. — TELUS announced today the successful closing of its previously announced offering of C$1 billion senior unsecured Notes. The 5.05% 10-year Notes, Series CH mature on July 23, 2020.
The net proceeds of the sale of the Notes offered will be used to fund the proposed redemption of US$613 million principal amount of TELUS Corporation’s outstanding US$1.3615 billion 8% notes due June 1, 2011, for payments required to terminate cross-currency interest rate swaps associated with the notes to be redeemed and any excess for general corporate purposes, including increasing working capital (and, pending any such use, investing in bank deposits and short-term marketable securities).
The offering was made pursuant to a prospectus supplement dated July 20, 2010 to TELUS’ short form base shelf prospectus dated September 3, 2009 filed with securities regulatory authorities in Canada and the United States.
This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any Canadian or US securities regulatory authority, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.
Copies of the short form base shelf prospectus and the prospectus supplement relating to the offering of the Notes filed with securities regulatory authorities may be obtained from Scotia Capital Inc. Debt Capital Markets, 40 King Street West, 68th Floor, Toronto, Ontario, M5W 2X6 c/o Murray Neal, telephone 416-863-7776 or e-mail murray_neal@scotiacapital.com.
About TELUS
TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $9.6 billion of annual revenue and 11.9 million customer connections including 6.6 million wireless subscribers, 3.9 million wireline network access lines and 1.2 million Internet subscribers and 200,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video.

Forward Looking Statements
This news release contains forward looking statements. Forward looking statements are not based on historical facts, but rather on current expectations, Company assumptions and projections about future events and are therefore subject to risks and uncertainties which could cause actual results, performance or achievements to differ materially from the future results expressed or implied by the forward looking statements, including the timing and cost of the proposed redemption of the 8% 2011 notes and the swap terminations and the amount proposed to be redeemed. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Company assumptions and risk factors are listed from time to time in TELUS’ reports, public disclosure documents including Management’s discussion and analysis, Annual Information Form, and in other filings with securities regulatory authorities in Canada and the United States.

For more information, please contact:
Robert Mitchell
TELUS Investor Relations
(647) 837-1606
ir@telus.com
Jim Johannsson
TELUS Media Relations
(780) 493-6197
Jim.Johannsson@telus.com